Filed by Supernova Partners Acquisition Company II, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: October 6, 2021

Quantum computer maker Rigetti to go public via $1.5 bln SPAC deal

Reuters

By Reuters Staff

October 6, 2021

OAKLAND, Calif., Oct 6 (Reuters)—Quantum computer maker Rigetti & Co Inc said on Wednesday it will go public through a merger with a blank-check firm in a deal that potentially values the combined company at $1.5 billion.

This is the second quantum computer hardware maker to announce going public this year using a blank-check, or special purpose acquisition company (SPAC). Maryland-based IonQ (IONQ.N) listed on the New York Stock Exchange on Friday. SPACs are shell companies that raise funds through an initial public offering to acquire a private company, which then becomes public as a result.

Rigetti said the merger with Zillow co-founder Spencer Rascoff-backed Supernova Partners Acquisition Company II Ltd (SNII.N) will provide it with about $458 million in proceeds, including over $100 million in investments from funds and accounts advised by T. Rowe Price Associates Inc, Bessemer Venture Partners, Franklin Templeton, venture capital firm In-Q-Tel—backed by the Central Intelligence Agency—and some strategic partners including Palantir Technologies Inc (PLTR.N).

Rigetti’s last funding was February last year when it raised $79 million in a round that was led by Silicon Valley venture capital firm Bessemer. Andreessen Horowitz, Lux Capital, Sutter Hill Ventures and DCVC are also early investors in the Berkeley, California-based quantum computing firm.

Researchers believe quantum computers could operate millions of times faster than today’s advanced supercomputers, potentially making possible tasks such as mapping complex molecular structures and chemical reactions to boosting the power of artificial intelligence.

While there is some debate about when quantum computers will be able to crack real-world problems, many companies are dedicating resources to ensure they are ready and investors have been flocking to quantum computing hardware and software startups. Big tech companies like Alphabet Inc (GOOGL.O), International Business Machines Corp (IBM.N), Honeywell International Inc (HON.O), Microsoft Corp (MSFT.O) and Amazon.com Inc (AMZN.O) have also been investing in the future computing technology.

Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.